Articles Of Incorporation
Of
NutraFuels, Inc.

The undersigned, as incorporator, forms a corporation within the meaning of the applicable provisions of the Florida Statutes, Chapter 607.

Article I. Name

The name of the corporation shall be NutraFuels, Inc. (the "Corporation").

Article II. Principal Office

The principal street address and the mailing address of the corporation is 5851 Holmberg Road, Unit 2511 Parkland, FL 33067.

Article III. Purpose

The purpose for which the corporation is organized is any and all lawful business for which businesses may be incorporated in the state of Florida.

Article IV. Shares

The Corporation shall be authorized to issue 500,000,000 shares.

The aggregate number of shares of common stock (the "Common Stock") authorized to be issued by the Corporation shall be 499,990,000 shares, with a par value of $0.0001 per share.

The aggregate number of shares of preferred stock (the "Preferred Stock") authorized to be issued by the Corporation shall be 10,000 shares, with a par value of $0.0001 per share. The Board of Directors is expressly vested with the authority to divide any or all of the Preferred Stock into series and to fix and determine the relative rights, terms and preferences of the shares of each series established.

Article V. Initial Officers and Directors

The initial officers and directors of the Corporation shall be:

Name & Address	Position
Edgar Ward 5851 Holmberg Road, Unit 2511 Parkland, FL 33067	President, Chief Executive Officer and Director
Neil Catania 5851 Holmberg Road, Unit 2511 Parkland, FL 33067	Vice-President

VI. By-Laws

The power to adopt, alter, amend or repeal by-laws of the Corporation shall be vested in the Board of Directors and the Shareholders, as prescribed by the by-laws of the Corporation.

Article VII. Indemnification

To the extent permitted by Florida law, the Corporation shall indemnify any director, officer, employee or agent of the Corporation, whether current or former, together with his or her personal representatives, devisees or heirs.

Article VIII. Effective Date of Articles

These Articles shall be effective upon filing with the Secretary of State for Florida.

Article IX. Control Share Acquisition Statute Inapplicable

Section 607.0902 of the Florida Statutes regarding control share acquisitions is not applicable to this Corporation and shall not have any effect upon the voting rights relating to issued and outstanding shares of capital stock of the Corporation.

Article X. Registered Agent

The name and Florida street address of the registered agent for the Corporation is Edgar Ward whose address is 5851 Holmberg Road, Unit 2511 Parkland, FL 33067.

Article XI. Incorporator

The name and address of the Incorporator of this Corporation is Edgar Ward whose address is 5851 Holmberg Road, Unit 2511 Parkland, FL 33067.

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity.

Required Signature/Registered Agent

Edgar Ward

Date **November 30, 2012**

I submit this document and affirm that the facts stated herein are true. I am aware that any false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S.

Required Signature/Incorporator

Edgar Ward

Date **November 30, 2012**